Icahn Enterprises L.P.

July 8, 2010

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:    Icahn Enterprises L.P.
Form 10-K for Fiscal Year ended December 31, 2009
Filed on March 3, 2010
File No. 1-9516
-and-
Form 10-Q for the Quarterly Period ended March 31, 2010
Filed on May 6, 2010

Dear Mr. Woody:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated June 23, 2010 (the “Comment Letter”) with respect to the Annual Report on Form 10-K (the “2009 Form 10-K”) of Icahn Enterprises L.P., a Delaware limited partnership (the “Company”), for the fiscal year ended December 31, 2009 (“fiscal 2009”).

We are writing to respond to the comments contained in the Comment Letter.   For your convenience, the Staff’s comments have been retyped below in boldface type, and the Company’s responses are provided immediately after each comment.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 83

Contractual Commitments, page 85

1. Please tell us why the funding requirements beyond 2014 for your Pension and other postretirement benefit plans are not available. It appears that as of December 31, 2009, you were able to determine the projected benefit payments applicable for your majority investment in Federal-Mogul Corporation, which includes obligations for the five years following 2014 totaling $735 million as of December 31, 2009.

In Note 14 to the Company’s consolidated financial statements contained in the 2009 Form 10-K, the Company disclosed that the projected benefit payments from the plans for its majority investment in Federal-Mogul Corporation (“Federal-Mogul”) for the five years subsequent to the fiscal year ending December 31, 2014 were $735 million as of December 31, 2009, comprised of the following amounts: $406 million for U.S. pension benefits, $127 million for non-U.S. pension benefits and $202 million for other benefits.

767 Fifth Avenue, New York, New York 10153  Telephone (212) 702-4300 Fax (212) 750-5841
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The amounts shown in the contractual commitment table for the line item entitled, “Pension and other postemployment benefit plans” in the 2009 Form 10-K relate to the projected contributions that Federal-Mogul will be required to make into its funded pension plans as well as direct benefit payments that Federal-Mogul will make for other unfunded benefits.

The item entitled, “Pension and other postemployment benefit plans” in the contractual commitment table should have included a total of $447 million, comprised of the following amounts: $202 million for other benefits and $127 million for direct benefit payments for the fiscal years ending December 31, 2015 through 2019 and $118 million for contributions into funded pension plans for the fiscal years ending December 31, 2015 through 2016. Federal-Mogul’s external actuaries have estimated that the pension plans are projected to be fully funded after the combined total contributions of $118 million for the fiscal years ending December 31, 2015 through 2016 have been made.

The Company will include this more comprehensive disclosure in the contractual commitment table in its future Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”).

2. We note that the maturity for Securities sold, not yet purchased are not subject to contracts and therefore you have concluded that such amounts cannot be properly estimated for inclusion within the contractual obligations table. With regard to such repurchase agreements, please tell us your accounting policy for such obligations (i.e., whether you account for any of those agreements as sales or collateralized borrowings for accounting purposes in your financial statements) and the amounts involved. Within your response, please quantify the amount of contracts that have been accounted for as either collateralized borrowings or sales and tell us how the lack of contractual maturity effects your application of your accounting policy.

As of December 31, 2009, the Company had $2 billion related to securities sold, not yet purchased.   As stated on page 85 of the Company’s 2009 Form 10-K under "Contractual Commitments," these amounts were not included in the contractual commitment table because their maturities were not subject to a contract and cannot be properly estimated.   To clarify, there is no maturity date for securities sold, not yet purchased.  The Company’s accounting policy with respect to securities sold, not yet purchased as noted on Page 112 of the Company’s 2009 Form 10-K is as follows:

Securities Sold, Not Yet Purchased.  The Private Funds may sell an investment they do not own in anticipation of a decline in the fair value of that investment. When the Private Funds sell an investment short, they must borrow the investment sold short and deliver it to the broker-dealer through which they made the short sale. A gain, limited to the price at which the Private Funds sold the investment short, or a loss, unlimited in amount, will be recognized upon the cover of the short sale.

Historically and at the current time, the Company has not entered into any form of repurchase agreements with respect to any of its financial instruments.  In the future, should the Company have any repurchase agreements, it will include those amounts in the contractual commitments table, including a description of an accounting policy in the footnotes to the Company’s financial statements with respect to such repurchase agreements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Automotive, page 99

Foreign Currency Risk, page 99

3. Considering that fluctuations may vary significantly by currency, in future filings please provide disclosure indicating the currencies for which your Automotive segment is primarily exposed, as well as a sensitivity analysis for each currency that may have an individually significant impact on future earnings.

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The Company acknowledges the Staff’s comment and will, in future filings, add additional disclosure regarding our Automotive segment’s exposure to foreign currencies in accordance with Item 305 of Regulation S-K.  Such disclosure will include currencies to which the Company’s Automotive segment is primarily exposed, as well as a sensitivity analysis for each currency that may have an individually significant impact on the Company’s Automotive segment’s earnings.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 107

4. Please tell us how your presentation of Cash flows from operating activities, which begins with Income (loss) from continuing operations and not Net income (loss), complies with FASB Accounting Standards Codification (ASC) 230-10-45-28.

The Company historically has disclosed net cash flows from discontinued operations separate from net cash flows from continuing operations.  We note the Staff’s comment and, in applicable future filings with the SEC, the Company will present cash flows from operating activities to directly reconcile net income to net cash flows from operating activities by adjusting net income for income from discontinued operations.

Item 11. Executive Compensation, page 191

5. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

In its preparation of  Part III, Item 11 (Executive Compensation), of its 2009 Form 10-K, the Company reviewed the requirements of Regulation S-K Item 402(s), narrative disclosure of compensation policies and practices as they might relate to the Company’s risk management.   The Company concluded that the risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

In its analysis of potential disclosure requirements under Regulation S-K Item 402(s), the Company reviewed the examples provided therein that may trigger disclosure, including, among others, compensation policies and practices:  at a business unit of the company that carries a significant portion of the registrant's risk profile; at a business unit with compensation structured significantly differently than other units within the registrant; at a business unit that is significantly more profitable than others within the registrant; at a business unit where compensation expense is a significant percentage of the unit's revenues; and that vary significantly from the overall risk and reward structure of the registrant, such as when bonuses are awarded upon accomplishment of a task, while the income and risk to the registrant from the task extend over a significantly longer period of time.

The Company undertook a comprehensive review of its material compensation policies and practices and those of each of its subsidiaries. The review addressed each element of material short-term and long-term compensation arrangements of the Company and its subsidiaries.  The Company further reviewed its compensation policies and practices for any other possible scenarios including the specific examples provided in Regulation S-K Item 402(s) that might reasonably be likely to have a material adverse effect on the Company, and thus trigger disclosure in response to Regulation S-K Item 402(s), and concluded that none existed for the Company and/or its subsidiaries, individually.

Compensation Discussion and Analysis, page 191

6. We note that you have identified Messrs. Icahn, Meister, Ragone and Shea as your named executive officers for 2009. Please tell as what consideration you gave in deciding not to include Mr. Vincent J. Intrieri and members of your subsidiaries' senior management as named executive officers. Please refer to Item 402(a)(3) and the instructions thereto.

767 Fifth Avenue, New York, New York 10153  Telephone (212) 702-4300 Fax (212) 750-5841
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Mr. Vincent J. Intrieri serves as a member of the Board of Directors of Icahn Enterprises G.P. Inc., the Company’s general partner (“Icahn Enterprises GP”).  Mr. Intrieri does not hold an executive position with the Company nor is he an “executive officer” of the Company as such term is defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended.   In addition, Mr. Intrieri serves as Senior Managing Director of Icahn Capital L.P., an indirect wholly owned subsidiary of the Company, which constitutes its Investment Management segment (“Icahn Capital”).  In such capacity, Mr. Intrieri’s responsibilities and duties are limited to Icahn Capital.

The instructions to Regulation S-K Item 402(a)(3), specifically “Inclusion of Executive Officer of Subsidiary,” state that it may be appropriate for a registrant to include as named executive officers one or more executive officers or other employees of subsidiaries and references Rule 3b-7.  In particular, Rule 3b-7 states that executive officers of subsidiaries may be deemed executive officers of the registrant if they perform policy-making functions for the registrant.  Neither Mr. Intrieri, in his capacity as Senior Managing Director of Icahn Capital, nor other subsidiaries’ senior management, perform such policy-making functions for the Company and, thus, are not deemed executive officers of the Company.  Compensation received by Mr. Intrieri in his capacity as Senior Managing Director of Icahn Capital was reported in the Directors Compensation table on page 206 of the 2009 Form 10-K, as detailed in Footnote 1 thereof.

Summary Compensation Table, page 195

7. Please tell us how you calculated the $1,229,743 salary amount paid to Mr. Meister in 2009. Footnote (4) to the table indicates that his salary for 2009 consisted of an annual salary of $300,000 plus a Net Target Special Profits Interest Amount of $887,435, which would be a total of $1,187,435. Also, please explain why you included the Net Target Special Profits Interest Amount in Mr. Meister's base salary column.

Pursuant to various employment agreements then in effect, Mr. Meister’s annual salary for fiscal 2009 was calculated as follows:  (i) an amount of $164,615, representing an annual base salary of $400,000, pro rated for the period January 1, 2009 through May 31, 2009 and an amount of $177,693, representing an annual base salary of $300,000, pro rated for the period June 1, 2009 through December 31, 2009, for an aggregate amount of $342,308 for fiscal 2009; and (ii) a Net Target Special Profits Interest Amount of $887,435, for an aggregate total salary of $1,229,743.  The Company will include such detailed disclosure in its future Annual Reports on Form 10-K filed with the SEC.

As described in the 2009 Form 10-K, Part III, Item 11 (Executive Compensation), under the section entitled "Employment Agreements-Meister Employment Agreement," commencing on page 198,  Mr. Meister was entitled to receive a portion of the Net Target Special Profits Interest Amount as an employee of Icahn Capital (reportable as salary on a Form W-2) and, prior to June 1, 2009, a portion of the Net Special Profits Interest Allocation as a partner of Icahn Onshore LP and Icahn Offshore LP (collectively referred to as the “General Partners”) (not reportable as salary on a Form W-2).  Accordingly, the amount of Net Target Special Profits Interest Amount for Mr. Meister of $887,435 included in ”Salary” in the Summary Compensation Table reflects the amount Mr. Meister received as cash compensation as an employee of Icahn Capital, and the amount of Net Target Special Profits Interest Allocation of $2,306,777 included in “All Other Compensation” in the Summary Compensation Table reflects the amount received by Mr. Meister as a partner of the General Partners, which is discussed in more detail below.

8. We refer to footnote (4) to the Summary Compensation Table and note that Mr. Meister received other compensation of $2,306,777 as a percentage of Net Special Profits Interest Allocation. Please tell us the amount of the Net Special Profits Interest Allocation for 2009 and how you calculated this amount. Confirm for us that you will include similar disclosure in future filings. In addition, as discussed on page 201, it appears that Mr. Meister received a one-time payment of $3,427,662 in 2009. Please tell us where in the Summary Compensation Table this has been disclosed, or why it has been omitted.

As described in the 2009 Form 10-K, Part III, Item 11 (Executive Compensation), under the section entitled "Employment Agreements-Meister Employment Agreement," Mr. Meister was entitled to receive a portion of the Net Target Special Profits Interest Amount as an employee of Icahn Capital, as discussed in our response to Comment 7 above.  He was also entitled to receive, prior to June 1, 2009 (as discussed further below), a portion of the Target Special Profits Interest Amount (subject to certain adjustments and expenses and, as adjusted, referred to as the Net Special Profits Interest Allocation) as a partner in the General Partners.

767 Fifth Avenue, New York, New York 10153  Telephone (212) 702-4300 Fax (212) 750-5841
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The following table details Mr. Meister’s share of the Net Special Profits Interest Allocation for fiscal 2009:

		Balance of
		Target Special
		Profits Interest Amount		Mr. Meister's
Description	Period Covered	for all Investment Funds		Share

Gross Target Special Profits Interest Amount(1)	Fiscal 2008	$122,391,451		$2,353,787	(2)
Forgiven special profits interest amount(1)	Fiscal 2008	(14,191,576)		(274,662)
Hypothetical return and other activity(1)	Fiscal 2008	(37,831,533)		(734,992)
Sub-total balance for Fiscal 2008		70,368,342	(4)	1,344,133

Gross Target Special Profits Interest Amount(1)	Fiscal 2009(5)	53,769,407		451,203	(3)
Hypothetical return and other activity(1)	Fiscal 2009(5)	29,580,801		511,441
Sub-total balance for Fiscal 2009		83,350,208		962,644

Grand Total		$153,718,550		$2,306,777

[1]	See below for detailed narrative description of the calculation of "Target Special Profits Interest Amount" and appropriate adjustments.
[2]	Net Target Special Profits Interest Allocation for fiscal 2008 was $94,151,493. Mr. Meister's 2.5% share of this amount was $2,353,787.
[3]
Net Target Special Profits Interest Allocation for the period January 1, 2009 through May 31, 2009 was $16,793,712.  Mr. Meister's 2.5% share of this amount was $419,842 plus an adjustment amount of $31,360.

[4]
In fiscal 2008, the Investment Funds had losses and therefore did not generate sufficent profits to meetthe Target Special Profits Interest Amount.  Accordingly the shortfall amount of $70,368,342 was carried forward to fiscal 2009.

[5]	As discussed below, Mr. Meister was no longer entitled to receive a share of the Net Target Special Profits Interest Allocation as a partner of the General Partners after May 31, 2009.

Pursuant to his employment contracts then in effect, Mr. Meister was entitled to 2.5% of the Net Target Special Profit Interest Allocation for the period January 1, 2008 through May 31, 2009.   Mr. Meister was allocated a portion of the forgiven special profits interest amount, hypothetical return and other activity based on his pro-rata share of the balance in the Target Special Profits Interest Amount account.

The “Target Special Profits Interest Amount” is calculated as follows:

Pursuant to various employment agreements then in effect, as a partner in the General Partners, Mr. Meister was entitled to receive a portion of the special profits interest allocations allocated to the General Partners from the Private Funds (as defined in the 2009 Form 10-K).  As discussed in detail on page 3 of the Company’s 2009 Form 10-K, the applicable General Partner is eligible to receive a special profits interest allocation, generally at the end of each calendar year. This allocation is generally equal to 0.625% (prior to July 1, 2009) of the balance in each fee-paying capital account as of the beginning of each quarter (referred to as the “Target Special Profits Interest Amount”) except that amounts are allocated to the General Partners in respect of special profits interest allocations only to the extent net increases (i.e., net profits) are allocated to an Investor for the fiscal year.  Accordingly, any special profits interest allocations allocated to the General Partners in any year cannot exceed the net profits allocated to such Investor.  In the event that sufficient net profits are not generated by an Investment Fund with respect to a capital account to meet the full Target Special Profits Interest Amount, a special profits interest allocation will be made for an Investor in a calendar year to the extent of such net profits, if any, and the shortfall will be carried forward and added to the Target Special Profits Interest Amount determined for such Investor in the next calendar year.  In the event that an Investor redeems in full from a Feeder Fund or the Onshore Fund before the full Target Special Profits Interest Amount determined for such Investor has been allocated to the General Partners in the form of a special profits interest allocation, the Target Special Profits Interest Amount that has not yet been allocated to the General Partner will be eliminated and the General Partner will never receive it (i.e., amounts are “forgiven”).

767 Fifth Avenue, New York, New York 10153  Telephone (212) 702-4300 Fax (212) 750-5841
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Each Target Special Profits Interest Amount will be deemed contributed to a separate hypothetical capital account in the applicable Investment Fund and any gains or losses that would have been allocated on such amounts will be credited or debited, as applicable, to such hypothetical capital account.  The special profits interest allocation attributable to an Investor will be deemed to be made (and thereby debited) from such hypothetical capital account and, accordingly, the aggregate amount of any special profits interest allocation attributable to such Investor will also depend upon the investment returns of the Investment Funds in which such hypothetical capital account is maintained.

Effective June 1, 2009, the Company and Icahn Capital entered into a new employment contract with Mr. Meister (the “June 2009 Meister Employment Agreement”) terminating Mr. Meister’s right to receive a share of the Net Target Special Profits Interest Allocation as a partner of the General Partners; other than an immaterial amount of unearned Net Target Special Profits Interest Allocation at December 31, 2009, Mr. Meister will no longer earn any special profits interest allocation as a partner of the General Partner.  In addition, pursuant to the June 2009 Meister Employment Agreement, Mr. Meister will earn Net Target Special Profits Interest Amounts, irrespective of the net profits allocated to an Investor, as an employee of Icahn Capital.  In its future Annual Reports on Form 10-K filed with the SEC, the Company will provide additional information regarding the calculation of the Net Target Special Profits Interest Amounts earned by Mr. Meister.

Pursuant to the June 2009 Meister Employment Agreement entered into among Mr. Meister, the Company and Icahn Capital, Mr. Meister received partnership distributions from the General Partners of $3,427,662. These distributions included balances resulting from prior year incentive allocations that had been re-invested and earnings on such re-invested incentive allocations from the Private Funds since inception in fiscal 2004 through May 31, 2009. These amounts were included in "All Other Compensation" in the Summary Compensation Table for the fiscal years 2007 through 2009.  For a detailed discussion regarding prior year incentive allocations that had been re-invested and earnings thereon, see pages 196 and 197 of the Company’s 2009 Form 10-K.

Ragone Employment Agreement, page 202

9. We note that for fiscal 2009, Mr. Ragone received a discretionary bonus of $1,150,000 and an additional special bonus of $195,925 pursuant to the terms of his employment agreement. Please tell us the factors considered by the board in determining the amount of discretionary bonus, and tell us how the special bonus amount was calculated. For the special bonus, we note that specified deductions are taken from a baseline bonus amount. Please clarify how the baseline amount was established, and discuss the deductions and any other factors that were considered in determining the bonus amount. Confirm for us that you will include similar disclosure in your future filings.

The factors considered by the Board of Directors in determining the amount of Mr. Ragone’s discretionary bonus include his overall job performance, job responsibilities, including unique skills necessary to support the Company’s long-term performance, including that of the Company’s subsidiaries, and teamwork. The special bonus amount is calculated in accordance with the terms of Mr. Ragone’s employment agreement, which is $1,200,000 less a transition bonus of $612,225 received by Mr. Ragone from his former employer. The balance of $587,775 is being paid to Mr. Ragone in three equal installments on the first business day in July 2009, July 2010 and July 2011. The Company will include similar disclosure in its future Annual Reports on Form 10-K filed with the SEC.

767 Fifth Avenue, New York, New York 10153  Telephone (212) 702-4300 Fax (212) 750-5841
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Item 12. Security Ownership of Certain Beneficial Owners and Management, page 208

10. We refer to the beneficial ownership table. Footnote 1 to the table and disclosure on page 1 of the 10-K states that Mr. Icahn, through affiliates, is the owner of 68,644,590 depositary units. The table, however, notes that Mr. Icahn is the beneficial owner of 74,792,659 depositary units. Please advise. If the table reflects holdings of Icahn Enterprises G.P. Inc., please provide with your response a table that reflects the beneficial ownership of Icahn Enterprises L.P.

Footnote 1 to the Beneficial Ownership Table on Page 208 of the Company’s 2009 Form 10-K to the table incorrectly stated that “Carl C. Icahn, through his affiliates, is the beneficial owner of the 68,644,590 depositary units set forth above.”  The number of depositary units that Carl Icahn (through his affiliates) owned as noted in Footnote 1 should have been 74,792,659, reflecting his depositary unit ownership as of March 1, 2010.  Icahn Enterprises GP does not hold any of the Company’s depositary units and, thus, no such holdings were included in the beneficial ownership table.

11. We refer to the beneficial ownership table and note that six persons are included in "all directors and executive officers as a group." It would appear from your disclosure, however, that this group should comprise seven individuals, your six board members plus Mr. Ragone, your chief financial officer. Please confirm for us the correct number.

The correct number of directors and executive officers as of March 1, 2010 should have been seven.  The beneficial ownership and percent of class for each of the depositary and preferred units as stated for the group therein were otherwise correct.

 Item 14, Principal Accountant Fees and Services, page 211

12. Please confirm that you will revise future filings to separately disclose audit fees and audit-related fees billed in each of the last two fiscal years. It appears that your current disclosure combines these amounts. Refer to Item 9(e) of Schedule 14A.

The Company notes that all services provided by its principal accountants in fiscal 2009 and fiscal 2008 were properly disclosed as audit fees in accordance with Item 9(e) of Schedule 14A since all services provided were in connection with regulatory filings. However, the Company also notes that the description of audit fees in Item 14 of the 2009 Form 10-K performed during fiscal 2009 and fiscal 2008 inaccurately included “assistance with offering documents,” as the Company did not incur any such fees.  In future Annual Reports on Form 10-K filed with the SEC, the Company will revise the description of audit fees to properly describe services identified as such.

As stated in the “Application of the Commission's Rules on Auditor Independence Frequently Asked Questions,” question number 7 (issued August 13, 2003), the Staff describes various services to be considered for disclosure as audit-related fees as:

“In general, ‘Audit-Related Fees’ are assurance and related services (e.g., due diligence services) that traditionally are performed by the independent accountant. More specifically, these services would include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services related to financial reporting that are not required by statute or regulation and consultation concerning financial accounting and reporting standards”.

The Company notes that no audit-related services were performed by the Company’s principal accountants in fiscal 2009 or fiscal 2008 and, therefore, concluded that no disclosure was necessary. To the extent that the Company incurs audit-related fees in the future, it will appropriately disclose them separate from audit fees.

767 Fifth Avenue, New York, New York 10153  Telephone (212) 702-4300 Fax (212) 750-5841
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Form 10-Q for period ended March 31, 2010

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Description of Business and Basis of Presentation

Change in Reporting Entity, page 6

13. It does not appear that Mr. Icahn and his affiliates owned 100% of the interests in American Railcar Industries, Inc. ("ARI") and Viskase Companies, Inc. ("Viskase") immediately preceding the contribution of such companies' controlling interests to you. If Mr. Icahn and his affiliates did not own 100% of the outstanding interests in ARI and Viskase prior to the company's acquisition, please tell us how you have accounted for such non-controlling interests. Please cite accounting literature relied upon.

As per ASC 805-10-15-4, the guidance in the Business Combinations Topic does not apply to transfers of entities under common control. The accounting for common control transactions is set forth in ASC 805-50-30-5 which states:

“When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.   If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because pushdown accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.”

The Company recorded the non-controlling interests relating to ARI and Viskase at their historical basis. This is consistent with the common control “as-if pooling” accounting methodology because common control transactions, by definition, do not result in a change in control. This concept is supported by ASC 810-10-30-1, which addresses transfers of common control entities from a primary beneficiary to a variable interest entity (“VIE”).  This guidance provides that the primary beneficiary shall initially measure the assets, liabilities and non-controlling interests of the VIE at amounts at which they are carried in the accounts of the reporting entity that controls the VIE.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Dominick Ragone

Dominick Ragone
Chief Financial Officer
Icahn Enterprises G.P. Inc., the General Partner of
Icahn Enterprises L.P.

cc:   Keith A. Meister (Icahn Enterprises L.P.)

767 Fifth Avenue, New York, New York 10153  Telephone (212) 702-4300 Fax (212) 750-5841
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